Mail Stop 4561

August 21, 2007

By U.S. Mail and facsimile to (650) 649-2939

Eric Schmidt
Chief Executive Officer
Google, Inc.
1600 Amphitheatre Parkway
Mountain View, CA 94043

   Re: Google, Inc.
      Definitive 14A
      Filed April 4, 2007
      File No. 0-50726

Dear Mr. Schmidt:

   We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

   In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Consideration of Director Nominees, page 14

1. Please disclose whether there are any differences in the manner in which the Nominating and Corporate Governance Committee evaluates nominees for director based on whether the nominee is recommended by a stockholder. See Item 407(c)(2)(vi) of Regulation S-K.

Director Compensation, page 16

2. For each director, disclose by footnote to the stock and option awards columns of the director compensation table the grant date fair value of each equity award computed in accordance with FAS 123R. See Instruction to Regulation S-K Item 402(k)(2)(iii) and (iv).

3. Disclose all assumptions made in the valuation of awards in the stock awards column of the table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management's discussion and analysis. See the Instruction to Regulation S-K Item 402(k), which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).

4. Please provide individualized discussion of how you determined the amounts of stock and stock options to grant to directors. If policies or decisions relating to one director are materially different than other directors, please discuss this in materially complete detail.

Compensation Discussion and Analysis, page 39

5. Please disclose the extent to which the LDC Committee may delegate authority to other persons. Specify the authority that it may be delegate and to whom this is applicable. See Item 407(e)(3)(i)(B) of Regulation S-K.

6. You state that: (i) the Chief Executive Officer works with an outside advisor to determine salary recommendations, (ii) an outside advisor helps you review assessments of executive compensation practices at least annually against your defined comparative framework, (iii) Messrs. Schmidt, Brin, and Page met with an external board advisor to discuss performance and compensation issues, and (iv) the outside advisor helped in determining the proposed bonus funding metrics for your executive officer bonus plan for 2006. Please clarify the specific

functions of these advisors and provide the full disclosure required by Item 407(e)(3)(iii) of Regulation S-K.

7. Please provide quantitative and/or qualitative disclosure of the terms of the necessary targets or performance objectives to be achieved in order for your executive officers to earn their incentive compensation. To the extent you believe that such disclosure is not required because it would result in competitive harm and such that you may omit the disclosure under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion and provide appropriate disclosure pursuant to Instruction 4. In discussing how difficult it will be for you to achieve the target levels or other factors, please provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm. In this regard, consider providing disclosure that addresses the relationship between historical and future achievement and the extent to which the Committee set the incentive parameters based upon a probability that you would achieve the performance objectives.

8. You provide little discussion and analysis of the effect of individual performance on incentive compensation despite disclosure suggesting it is a significant factor considered by the LDC Committee. Please provide additional detail and an analysis of how individual performance contributed to actual compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the LDC Committee considered in its evaluation of individual compensation. If applicable, explain how the Committee weighted and factored individual accomplishments into specific compensation decisions. Ensure that your Compensation Discussion and Analysis is sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1. of Commission Release No. 33-8732A and Item 402(b)(2)(vii) of Regulation S-K.

Please respond to our comments by September 21, 2007 or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3397 with any questions.

Sincerely,

Jay Ingram
Attorney-Advisor